Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Textainer Group Holdings Limited:

We consent to the incorporation by reference in the registration statements (Nos. 333-171409 and 333-147961) on Form S-8 and registration statement (No. 333-171410) on Form F-3 of Textainer Group Holdings Limited of our reports dated March 18, 2011, with respect to the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of Textainer Group Holdings Limited.

/s/ KPMG LLP
San Francisco, California
March 18, 2011